

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

August 22, 2006

Adam Yan
Chairman and Chief Executive Officer
No. 10 Building
BUT Software Park
No. 1 Disheng North Street
BDA, Yizhuang District
Beijing 100176, People's Republic of China

Re: e-Future Information Technology, Inc.
Post-Effective Amendment No. 2 to Registration Statement on Form F-1
File No. 333-126007
Filed August 3, 2006

Form 20-F/A for the fiscal year ended December 31, 2005
File No. 0-51375

Dear Mr. Yan:

We have reviewed your amended filings and response letter dated August 3, 2006 and have the following comments.

Post-Effective Amendment No. 2 to Registration Statement on Form F-1

Risk Factors

We have identified a significant deficiency in internal control over our financial reporting, primarily related to our ability to properly record and track advances from our customers. Our inability to properly record and track such advances may result in inadequate or deficient financial reporting, page 4

1. This risk factor appears to be a mere recitation of the disclosure contained in Item 15 of your Form 20-F/A. Please revise to more concisely describe your significant deficiency, your ineffective disclosure controls conclusion and the reason for these determinations. Further, there is no disclosure (outside of the heading) that discusses the material risk to

investors resulting from the identified significant deficiency and your ineffective disclosure controls.

Form 20-F for the fiscal year ended December 31, 2005, as amended

Item 15. Controls and Procedures, page 65

2.   Please revise your disclosure to briefly address who discovered the significant deficiency in your internal controls, and how it was discovered. Please also confirm that the costs of the remediation measures described did not materially impact your results of operations.

3.   Your response to comment 4 of our letter dated July 25, 2006 does not discuss the impact of not including disclosure pursuant to Items 15(a) and 15(d) of Form 20-F on your disclosure controls and procedures effectiveness conclusion. Please advise or revise accordingly.

4.   Clarify the involvement of your auditors in the internal control "review" mentioned in the fifth paragraph and revise to disclose the fact they have not provided the attestation pursuant to Item 15(b) of Form 20-F.

Exhibits

5.   Certifications were required with your Form 20-F/A. Please revise. See Instruction 12 to Exhibits of Form 20-F.

*   *   *   *

You may contact Brad Skinner, Accounting Branch Chief at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. If you have any other questions please call Adam Halper at (202) 551-3482 or the undersigned at (202) 551-3730.

Sincerely,

Barbara Jacobs
Assistant Director

cc: Via Facsimile
       Bradley A. Haneberg, Esq. & Tony Bash, Esq.
       Kaufman & Canoles

III James Center, 1051 East Cary Street, 12th Floor
Richmond, Virginia 23219
Facsimile: (804) 771-5777